Exhibit 99.1
Convocation Notice of the 22nd Annual Meeting of Shareholders

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Financial Group on February 28, 2023, “Convocation Notice of the 22nd Annual Meeting of Shareholders.” (the “Original Form 6-K”)

All Agendas to be voted on in the Original Form 6-K remains unchanged.

Amendments has been issued on attached PDF file and is revised as per the below.

Pages	Prior to amendment	Is amended
1 16

Remarks

· Amendment is suggested to propose a change in the name of the Committee

· Amendment is suggested to reflect the revisions in the standardized articles of incorporation published by Korea Listed Companies Association.

Remarks

· Amendment is suggested to propose a change in the name of the Committee

· Amendment is suggested to enable the Board of Directors to promptly and flexibly respond to societal demands for finance, while also enhancing operational efficiency.

Please refer to the attached PDF file to see revised version and more details.